UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-40280

EpicQuest Education Group International Limited

(Translation of registrant's name into English)

1209 N. University Blvd.

Middletown OH 45042

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On December 18, 2023, EpicQuest Education Group International Limited (the “Company”) announced that it had established a company in Ohio, SouthGilmore LLC (“SouthGilmore”), that had entered into an agreement with the Argentine Football Association (the “AFA”), for the Argentina Men's National Soccer Team to play two exhibition matches in China. A copy of the press release is attached as Exhibit 99.1.

On November 23, 2023, SouthGilmore entered into a contract with the AFA (the “Agreement”) pursuant to which the parties agreed that two international friendly matches will take place between March 18-26, 2024 between the Argentine men's national soccer team and similar opponents in China. Pursuant to the Agreement, SouthGilmore agreed to pay the AFA a total of $15.0 million, of which $7.5 million was paid in connection with the execution of the Agreement, $3.75 million shall be paid in January 2024 upon receipt of an invoice from the AFA, and $3.75 million shall be paid prior to January 31, 2024. In addition, pursuant to the Agreement, SouthGilmore agreed to assume the costs and obligations related to stadium charges, security, ticketing and all other matters generally related to the organization of the games.

The Company holds 40% of the membership interests in South Gilmore, through its wholly owned subsidiary, Gilmore Inv LLC (“Gilmore”), provided that Company designated individuals control the management of SouthGilmore. The Company has agreed to fund 50% of the payments due from SouthGilmore to the AFA pursuant to the Agreement.

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form S-8 (Registration Number 333-258658) and Form F-3 (Registration Number 333-264807), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit	Description
4.1	Contract between SouthGilmore LLC and the Argentine Football Association
99.1	Press release dated January 18, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

EpicQuest Education Group International Limited

By:	/s/ Zhenyu Wu
Zhenyu Wu Chief Financial Officer

Date: January 18, 2024

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